SCHEDULE 13D
CUSIP No. 88642R109	Page 22 of 29 Pages

Exhibit 2

Robotti & Company Advisors, LLC
60 East 42nd Street, Suite 3100
New York, NY 10165-0057

October 27, 2019

To the Board of Directors of Tidewater Inc.,

Robotti & Company Advisors, LLC’s clients and funds it advises have been shareholders of Tidewater Inc.  (“Tidewater,” the “Company” or “TDW”) both pre- and post- Chapter XI reorganization.  As we noted in our April 26, 2019 letter (see Exhibit A), we are long-term buy-and-hold investors, with extensive experience investing in the offshore services industry dating back to 1976.  As a result, we have seen many cycles, including the more than decade long depression in the industry that started in the early 1980s and persisted through the early-to-mid 1990s.  In our role as long-term, active owners, we feel it is vital that we provide our feedback to the management and Board of Directors (the “Board”).

Our clients and funds we advise own a substantial amount of equity in Tidewater.

.  We urge you to implement the following three step action plan forthwith:

1.          Find a strategic partner with which to consolidate.
2.          Reduce the size of the Board of Directors from 10 to 7 members, maintaining at least 6 outside directors.
3.          Act now to do 1 and 2 promptly.

1.    Find a strategic partner with which to consolidate

Prior combinations have proven to be value-creating endeavors, and the potential for further consolidation synergies is dramatic (whether as the acquirer or acquiree), especially given the dearth of capital at this time in the industry cycle.  Enabled by its large global fleet and strong balance sheet, it is imperative that Tidewater continues the much needed consolidation.  This is the path to positive cash flows.

2.   Reduce the size of the Board of Directors

Recent management changes have set the stage for an efficient and responsive Company.  The Board needs to take similar actions.  Relative to its peers, Tidewater’s Board is too large and poorly structured.  The resulting inefficiencies, attendant costs and failure to lead by example are direct impediments to the future success of the Company.  There have been several examples of missed opportunities, from missed consolidation opportunities to assets that have gone unacquired.  We believe this is due, in part, to structural issues.  The past year’s withhold votes at the Annual Meeting of Shareholders show that we are not alone in our concerns that these issues must be addressed immediately and deplore that such a call to action by shareholders has been “tabled to a later date.”

SCHEDULE 13D
CUSIP No. 88642R109	Page 23 of 29 Pages

3.    Act Now

The industry’s prospects in general, and those for Tidewater in particular, appear to be improving, as indicated by FIDs, project awards, commentary and our discussions with numerous management teams.  Regardless of whether the recovery will continue to strengthen or be more muted, it is critical that Tidewater not simply wait for industry conditions to improve but rather act aggressively to take advantage of its unique position in the industry and the current position in the industry’s business cycle.

Vision for the Industry and the Business

While conditions are improving, it is not clear that oil and gas prices, demand for offshore services or industry economics will revert to historic levels.  The best way to prepare the Company for a potentially more difficult future is not through inaction, but through consolidation of industry capacity.  We understand the initial “do no harm” mindset of some of the Board, as most of its members were selected by the former creditors.  However, waiting for a more robust industry recovery before taking action is not a valid strategy, will lead to huge missed opportunities and further delay the process of converting cash into recurring cash flow generating assets.

The Tidewater / GulfMark Offshore (“GLF”) combination highlights the advantages possible in today’s environment.  The easiest benefit to quantify is the elimination of cost redundancies.  We estimate that the TDW/GLF combination lowered SG&A by 40% and those cash savings account for the vast majority of Tidewater’s current gross profit!

The merger with GulfMark further improved Tidewater’s competitive situation by:

•
Optimizing its asset base (including attrition of non-competitive vessels in the combined fleets), fortifying its cash balances and most importantly, improving the cash flow characteristics of the combined entity;

•	Accelerating the path to a recovery in cash flow, as the annual SG&A of the combined entity was reduced by at least $60mm versus a combined SG&A of $145mm before the combination; and
•	Enabling the combined entity to approximate cash flow breakeven, despite continued headwinds in the industry.

Tidewater has long been an example of the advantages of industry consolidation.  As far back as June of 1991, Tidewater completed a transformative merger with Zapata, which set up a period of further opportunistic consolidation and a multi-year period of outperformance.  We believe the industry sits at a similar inflection point today.

Given the substantial cost advantages evidenced in the GulfMark deal and the positioning advantages shown by the historic Zapata merger, we believe it is incumbent upon management to act with a sense of urgency to find another suitable combination or combinations.  Post reorganization, Tidewater is uniquely positioned as the most desirable consolidation partner in the OSV industry.  With the competitive advantage of the industry’s strongest balance sheet – by a wide margin – the Company has a great opportunity to be highly selective in a well-defined, earnest and transformative process.

Finding a good strategic partner will extend Tidewater’s runway for growth, improve the efficiency of the industry as a whole and position Tidewater as a leader in this ongoing recovery.  There are abundant potential merger candidates which can help achieve cash flow positive results even before pricing and profitability return to the rest of the industry, further advantaging Tidewater as the industry’s consolidator of choice.  We expect management to actively engage with the full list of competitors, including managements, shareholders, and other interested holders and lenders, and also complete a full due diligence on the comprehensive range of possibilities to execute value creating transactions.  We further believe a right-sized, engaged and focused Board will ensure management’s efforts.

Robotti & Company Advisors, LLC	2

SCHEDULE 13D
CUSIP No. 88642R109	Page 24 of 29 Pages

Board Size – Worst in Class

In our April letter, we highlighted that relative to its peers, Tidewater’s Board is far too large.  We also noted concerns about how the Board allocated committee roles among directors, as well as concerns about specific directors.

You will recall we noted that every member of the competitive peer group Tidewater listed in its most recent proxy statement has a smaller board.  The average board size of those other companies was 7.5 members versus Tidewater’s 10.  We believe Tidewater needs to reduce the size of its Board, starting by eliminating those members that do not have a substantial ownership interest in the Company’s shares.  Failure by the Board to correct this worst in class structure demonstrates its lack of urgency in a critical way.

Reducing the number of independent directors from 9 to 6 will reduce director costs by 33%.  That would be of double benefit – ensuring an effective and efficient board size and leading by example in cost reductions across the organization.

We also expressed concerns about the true economic cost of issuing $150,000 of stock to each director annually.  Nearly 2x the number of shares need to be issued at today’s extremely discounted valuation than when the director compensation program was first announced.

We highlight that the Board made a less than wholehearted attempt to address director costs.  Director compensation is approximately 25% in cash and 75% in stock.  We note that the much smaller cash component was decreased by 15% leading to an effective 4% reduction in director compensation.  As we pointed out in our April letter, this was an embarrassing response.

Committee Structure Further Suggests an Oversized Board

The committee structure of the Board is unbalanced. The busiest members who sit on the most public company boards also sit on and chair the most vital and complex committees – Compensation and Nominating & Governance.  Further, five of the independent directors sit on only one committee and one of the independent directors is not a member of any committee, another indication that the board is oversized.

Time is Also of the Essence When it Comes to Corporate Governance

In our April 26, 2019 letter to the Board, we highlighted concerns about corporate governance.  A key aspect dealt with the “tone at the top” and leading by example.  We remain concerned by what appears to be a prevalent lack of urgency to address the issues we outlined.  While the recent organizational changes are a positive step, these changes were just that – an initial first step, and with the decision to table essential matters until the next annual meeting in May 2020 (7 months from now), the Board has failed to respond promptly.  Once again it is failing to lead by example.

Robotti & Company Advisors, LLC	3

SCHEDULE 13D
CUSIP No. 88642R109	Page 25 of 29 Pages

One of the most important roles of the Board is the selection, oversight and compensation of the CEO.  The Board failed to properly select, oversee and compensate the former CEO leading to a loss of time and capital.    This critical misstep highlights how the current Board structure, size and functioning have failed shareholders and needs immediate attention.

Recent Positive Changes

We applaud the recent appointment of Quintin V. Kneen as CEO on September 3rd.  We believe this is a positive development that demonstrates the Board is willing to make tough choices.  Further, it indicates a realization that Mr. Kneen’s significant experience and knowledge of the business, the competitive landscape and the many industry and investor participants will help create further shareholder value.  In his role as CEO, we have confidence that Mr. Kneen will focus on opportunistically expanding the Company through both organic and industry consolidation to widen Tidewater’s competitive advantages, drive the Company to positive cash flows even before rate recoveries and improve its corporate culture and competitiveness.  Subsequently, on September 27th, the Company announced the resignation of the COO and General Counsel.  These changes should help further transition Tidewater away from the mindset of a company in restructuring towards one focused on capturing future growth opportunities that benefit shareholders.  We congratulate the Board on both of these recent announcements.

We are excited at the opportunity Tidewater has in front of it, and applaud the few recent actions which are the first steps towards advancing Tidewater’s position.  We will also continue to share our views on strategy as well as governance issues that we believe further advance Tidewater’s competitive advantage.  We appreciate the Board’s openness to listening to our thoughts and suggestions.

Most sincerely,

/s/ Bob Robotti

Robert Robotti

About Robotti & Company Advisors, LLC

Robotti & Company Advisors, LLC is a New York based value investment firm managing over $500mm in assets for private entities, institutions and individual clients.  The firm was founded in 1983 by Robert Robotti, who serves as President and Chief Investment Officer.  Guided by the classic tenets of value investing, it employs a flexible investment style focused on misunderstood or out-of-favor companies.

Robotti & Company Advisors, LLC	4

SCHEDULE 13D
CUSIP No. 88642R109	Page 26 of 29 Pages

EXHIBIT A

ROBOTTI & COMPANY
60 EAST 42ND STREET
SUITE 3100
NEW YORK, NY 10165-0057

April 26, 2019

Hi All,

As I think many of you know, we are shareholders of Tidewater both pre and post Chapter XI. We are long term, buy and hold investors, having first invested in the energy services business in 1976 with purchases of Atwood Oceanics. We have extensive experience in the industry and have seen many cycles including the more than decade long depression in the industry that started in the early 80s and persisted through the early to mid-90’s.

Tidewater is extremely well positioned today, not only due to its assets and position in the industry, but also given its robust balance sheet and access to public equity markets. This allows the company be opportunistic in further enhancing its earnings power, and solidify itself as a best in class company. Given this advantageous position of Tidewater today, we felt it was imperative for us to share our thoughts with you, as an extremely supportive shareholder with a long term view on investing.

My aspiration is for Tidewater to continue to evolve itself into the best in class so it will be positioned to capture this once in a 20 year opportunity (referring to the ‘98 oil price decline and the attended fallout. Probably more like a once in a 35 year opportunity since the ‘98 difficult period was much more short lived).

I am sure you share our view that setting the tone at the top is an imperative for any business. Some of the concerns I express have varying direct economic impact but some of the smaller items are important as frequently ‘form’ becomes ‘substance’ as poor ‘form’ can have deleterious effects on an organization.

Board Size
The size of the board is excessive. Shrinking its size is imperative for the optimum functioning of the board. A board of 7 is an optimal number. Enough for healthy discussion and debate and for active committee involvement by all.

I’d point out that in the competitive peer group you list in the Proxy - every ‘peer’ has a smaller board. The average of these companies is 7.7 board member.

Director Compensation
Further I believe it’s imperative to reduce the board size from a cost concern - a differentiator for a best in class company - which Tidewater is well on its way to being. With 9 outside directors that’s a total annual cost of well over $2mm. Not inconsequential especially considering the need to lead the organization by emphasizing cost controls.

SCHEDULE 13D
CUSIP No. 88642R109	Page 27 of 29 Pages

As a further consideration on director costs, I note the composition of the pay between cash and stock is not structured as best in class. The outsized allocation to restricted share issuance is; (1) a much more costly alternative and (2) actually works against true alignment.

True Economic Cost
We all believe that the current equity valuation is a substantial discount to its intrinsic value. We know this, as I am sure you all would laugh at an offer to buy our assets at anything close to the valuation implied by the market price of our shares. Value is being regularly transferred to directors from this comp plan. So the issuance of any shares at anywhere near current valuations should be eschewed. Of course if the fact pattern was different (the company could buy back any share issuance in the open market) a share issuance could make sense - aligning directors with shareholders yet not be diluting shareholders by increasing the share count. I realize that the number is modest but even that modest percentage has negative impacts from a behavioral aspect.

Separately, I note the disclosure of the reduction of the director cash compensation component by 15% = slightly less than $10k. It would seem a reduction of the stock portion would be more meaningful given the undervaluation of the shares issued. Instead to reduce the less than 25% portion of compensation by 15% so less than 4% of total director compensation. I will share with you this sends me a more negative message than no pay cut at all.

Creating Real Alignment
Additionally the issuance and the matching director ownership requirements effectively means that directors never have to come out of pocket to buy shares in the open market to meet the minimum holdings. Once again this acts as an effective deterrent to any open market purchases by directors. This is evidenced as no director has made any open market purchases. I know you all realize these shares are steeply discounted, you are all financially successful people yet not a single share purchase. The current structure negates much of the behavioral alignment normally connected to share ownership. Every director has the capacity to acquire shares on the open market and should be motivated to do given its substantial undervaluation!

The minimum ownership requirements and the timeline to achieve them fails to align the board with shareholders. Generally a structure where directors own three times total annual comp is the right metric. I also believe the time to achieve this should be much accelerated. That creates real alignment and a best in class structure.

Visit with Management and specifically Bruce Lundstrom
On a visit to Houston back a month ago or so I met with management. Bruce Lundstrom joined the meeting as I learned specifically to solicit my views on two topics; the issue of ‘overboarding’ and to express a concern about officer compensation relating to additional share issuance as part of officer compensation. I want to share with you all directly my thoughts on these topics and to explain my voting.

‘Overboarding’
Bruce informed me that ISS has limits and was recommending withhold votes for certain directors as a result. It does seem that this may be an issue for Tidewater. Specifically I see that Tom Bates is a director for five public companies. Not only is he a director on five public company boards he chairs three of those company boards. Clearly the role of board chair has significant incremental demands. After all the additional compensation for the board chair is an incremental $50k per year, approximately 20%. As a good board chair my experience is that 20% compensation boost is less than the increased demands of that role. I know a number of the companies on which boards Tom sits as an investor. Each of these companies operate in times which are NOT ‘business as usual’ making these roles all the more time intensive. I do also see that Tom is a member of both the Compensation Committee and the Nominating and Governance Committee of Tidewater. From my personal board experiences I realize that each of these committees have intensive demands. Now I did have the opportunity to host Tom for dinner when he and management were in NYC recently. I can fully appreciate his experiences in business and the energy industry. That said the facts here and the demands of each of these roles does create concerns.

SCHEDULE 13D
CUSIP No. 88642R109	Page 28 of 29 Pages

I also do note some concerns about Alan Carr. In addition to working full time as the CEO of a restructuring advisory firm, Alan has served on 5 public company boards. I do realize that he is not standing for reelection to 2 of those boards; TEAC & Sears Holding Corp. However he also appears to be a director for a number of other non-public companies some of which I have some knowledge. As a restructuring expert I see these are companies in difficult industries and circumstances. Once again in addition to what would appear to be a demanding schedule I see Alan is also on the Compensation Committee and Chairs the Nominating and Governance Committee - demanding committee positions. It is also concerning that only last October Mr. Carr joined the board of Sears Holdings Corp taking on a role that he must have had the expectation would be a demanding one given its predicament at the time and made clear by subsequent events. Based on recent experiences I would be surprised if Mr. Carr would not be considered for additional board roles in the ensuing year.
(https://www.bloomberg.com/research/stocks/private/person.asp?personId=233789310&privcapId=104544553)

I also note the concentration of committee memberships is among the busiest directors. The majority of the other directors have less demanding committee roles.

The Proxy discusses the board’s annual self-assessment. I am curious how these items were considered and evaluated at the time.

Officer Compensation
I believe the other concern Mr. Lundstrom broached was additional share issuance to certain officers as the first round issued post reorganization was soon fully vested.

Once again share issuance given the valuation of shares at levels that capitalize our fleet at prices at which we are buyer NOT sellers is widely dilutive. However for officers I see no viable alternatives. I did expressed my view that the reorganization plan, allocating 8% of the outstanding shares to officers was a difficult pill to swallow as the pre-reog shareholders were allocated less than half that percent and subject to all dilution including from the issuance to officers. Clearly the management in place at the time had more culpability in the need to restructure than did shareholders. To allocate incremental shares to officers who were incumbents at the time of the reorganization seems inappropriate.

New Officer Compensation Plan (recent form 8-K)
I see the company on the recommendation of the compensation committee has instituted a new officer compensation plan. The metrics for administering this plan are not disclosed. I expressed concern on the determination of the metrics to be used so as to minimize the pay for being in the right place at the right time (an industry recovery that lifts all boats) versus metrics that are to incentivize and reward having impact separate from industry conditions recovering.

Since the devils in the details on compensation we are concerned. That said we’ve determined to vote for on the advisory for executive compensation but will anxiously await details of the plan.

SCHEDULE 13D
CUSIP No. 88642R109	Page 29 of 29 Pages

Conclusion on My Vote
Considering these thoughts above I voted my shares as a withhold for all directors. I do not sit in the board room and therefore do not have a full understanding of the facts so it’s not my place to recommend the best changes appropriate. That I leave to you all.

Of course I am available should you have questions, comments or would seek clarification on any of these thoughts.

Conclusion on Tidewater and our Investment
Although I’ve expressed my unvarnished views here I also believe much is right with Tidewater. I have confidence you are all professionals and will work to seize the opportunity in front and make decisions that will maximize this opportunity set. Best wishes in your work ahead.

Most sincerely,

/s/ Bob Robotti

Bob Robotti

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